Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

January 17, 2012

Translation of Interview in La Tribune with NYSE Euronext Deputy CEO Dominique Cerutti (January 13, 2012):

 “Opposing the creation of the world’s largest stock exchange would be incomprehensible”

Leader feels that [EC] experts in Brussels have worked from erroneous data by failing to take into account the international scale of business

By Pascale Besses-Boumard

The European Commission appears to question the pertinence of the merger between NYSE Euronext and Deutsche Börse from a competition point of view. Why is that?

First, let me point out that we have not received any official notification from the European Commission. The decision is still up in the air, and it’s premature to write off the deal. We are in constant contact with various experts and commissioners, and we have until February 9 to promote and explain our reasoning.

What is the real stumbling block?

The experts called in to evaluate our share of various derivatives markets after the merger based their analysis on erroneous data. They took as their benchmark the derivatives market in Europe alone, when the market is in fact global. Moreover, they’ve included only derivatives traded on regulated markets. To reflect the full scope of trading, they should also take into account OTC trades. [Because] if you consider only the European market, we probably would be perceived as dominant, but on a global scale that is far from the case. This is the idea that we’ll be defending throughout.

Why did they use that base?

In seeking feedback from the market, the European Commission interviewed several stakeholder profiles, including our direct competitors in particular. [The authorities] also talked to a large number of banks that are both our clients and our competitors, and they obviously oppose the proposed merger.

 Do you envisage any new concessions to bring the commissioners around?

In November and December we already proposed major concessions in response to the European Commission’s initial conclusions. These included selling off part of our single equity options and single stock futures business, an unprecedented opening up of DB’s clearing subsidiary Eurex, and a three-year ceiling on base commissions on derivatives contracts. We won’t go any further since it would put the industrial logic of the operation at risk. Let me point out here that many stakeholders -- investors, businesses and moral authorities -- have come out in favour of our proposal, massively so. We want the European Commission to hear them and share this vision.

Say the deal gets rejected; have you got a plan B?

First, it’s important to understand that we are talking about a moving train, and that the deal represents an historic opportunity for Europe -- which shouldn’t miss its chance! By joining forces with Deutsche Börse, we will build the world’s leading stock exchange for equities, derivatives, post-trading activities and technology; it will also have an unprecedented geographical footprint. The new company will host an ongoing dialogue between national regulators, and will be an effective means of fighting market opacity and fragmentation, the scourges of traditional stock exchanges. In addition, a wider pool of liquidity will allow improved price formation that benefits issuers and investors. As you can see, I would find it harmful and incomprehensible to oppose the creation of a powerful block that will consolidate and strengthen Europe.

Are you optimistic on the outcome?

As I told you, we have not, for now, received any tangible indication [of the outcome]. But I can’t accept the idea that we could miss out on a proposal with wide-reaching economic and industrial consequences as a result of such narrow and fallacious arguments.  It would be catastrophic for Europe to miss this opportunity to win lasting competitive edge over emerging markets. This proposal must be part of a new European industrial policy for capital markets. We have another fortnight to press our case to the European Commission, and we will doing so very energetically.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.